November 3, 2006

VIA FEDEX AND EDGAR

Re:	ARAMARK Corporation
Preliminary Schedule 14A Amendment No. 1
File No. 001-16807

Schedule 13E-3 Amendment No. 1
File No. 005-62375

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny

Dear Mr. Duchovny:

On behalf of ARAMARK Corporation (the “Company”) we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 19, 2006 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A Amendment No. 1 filed on October 10, 2006 (the “Proxy Statement”) and Schedule 13E-3 Amendment No. 1 filed on October 10, 2006 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable. The responses and information described below are based upon information provided to us by the Company or the Sponsors, as the case may be.

Amended Schedule 13E-3

1.

We note your response to prior comment 1. RMK Acquisition was formed by the funds to effect the transaction. As indicated in the Current Issues Outline, we will look through acquisition vehicles. Note also that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus are effectively on both sides of the transaction. We note that negotiations of the transaction were conducted by Mr. Neubauer together with Goldman Sachs and JP Morgan Securities (and their affiliates), that Mr. Neubauer will serve as the chairman and chief executive officer of the surviving company and that Mr. Neubauer (and possibly Mr. Sutherland and other members of management) will hold significant equity holdings in the surviving entity’s holding company renders each fund a control person of RMK Acquisition within the meaning of Exchange Act Rule 12b-2. Finally, we note that “control” for the purposes of determining affiliation requires only the ability to influence, such as by virtue of board membership, equity ownership, etc. In this regard, we are focused on Mr. Neubauer’s position with the surviving entity and its parent after this transaction, not his ability to control RMK Acquisition before. As control persons, we believe each fund should be identified as filing person on the Schedule 13E-3.

RESPONSE: In response to the Staff’s comment, the Sponsors have been identified as filing persons on the Schedule 13E-3, and the Company has revised pages 31, 90, 92, 98, 102 and 105 accordingly.

Revised Preliminary Schedule 14A

General

2.	We note your response to comment 6. Given that your document includes a large number of blanks and omissions, we may have further comments when we have read your revised disclosure. Please provide all of the information required by Schedule 13E-3 and Schedule 14A in your amended filing.

RESPONSE: The Company respectfully resubmits that it intends to disclose the information currently represented by blanks in subsequent amendments to the Proxy Statement when such information becomes known.

3.	We reissue comment 7 with respect to the form of proxy.

RESPONSE: In response to the Staff’s comment, the Company has made the requested change to each of the forms of proxy attached to the Amended Proxy Statement. The Company notes that the requested change was previously made to the cover page in response to the Staff’s initial comment.

Summary Term Sheet

4.	Refer to our prior comment 10. The revision you made to page 2 does not address the substance of our comment. Item 1014(a) of Regulation M-A requires a fairness determination as to unaffiliated security holders. Please clarify that the phrase “unaffiliated stockholders” as used in the proxy statement excludes all affiliates of the issuer, including officers and directors of the issuer. Please revise here and throughout the filing, including the cover letter.

RESPONSE: In response to the Staff’s comment, the Company has revised the cover letter and page 2.

5.	We note your response to comment 22. Please highlight (in the section captioned “Interests of the Company’s Directors...” on page 4) the apparent fact that deferred stock units held by your directors will be paid at the closing of the merger while similar securities held by your employees will continue being governed by the existing plan documents.

RESPONSE: In response to the Staff’s comment, the Company has revised page 4.

6.	Please explain the acronym “ARC” used in the section captioned “Regulatory Approvals” on page 4.

RESPONSE: In response to the Staff’s comment, the Company has revised page 4 to use the term “Advance Ruling Certificate” instead of “ARC.”

Special Factors, page 9

Reasons for the Merger, page 18

7.	We reissue comment 16. Refer to our prior comments on the issue of who should be deemed an unaffiliated security holder. Given that the Credit Suisse opinion addressed fairness with respect to a group of security holders that included affiliated security holders, please clarify how filing persons relying on that opinion were able to reach the required fairness determination.

RESPONSE: In response to the Staff’s comment, the Company has revised page 19.

Opinion of Credit Suisse Securities (USA) LLC, page 21

8.	We reissue comment 19 in part. Please revise each of the analyses referenced in our prior comment to show how the revised information resulted in the values disclosed.

RESPONSE: The Company has revised pages 27 and 29 to show for each of the Selected Companies Analysis and the Selected Transactions Analysis how the revised information resulted in the values disclosed.

9.	Please disclose the substance of your response to comment 20.

RESPONSE: The Company has revised pages 24 and 25 to disclose the substance of its response to the Staff’s prior comment 20.

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Please do not hesitate to call me (212-455-3442) or Casey Cogut (212-455-2550) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Mario Ponce

Mario Ponce